Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE	Trading symbols: DML-T, DNN-A

DENISON MINES CORP. REPORTS 2011 RESULTS

Toronto, ON – March 8, 2012… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE AMEX) today reported its financial results for the three months and year ended December 31, 2011.

The Company recorded a net loss of $65,537,000 or $0.17 per share for the three months ended December 31, 2011 compared with a net loss of $9,394,000 or $0.03 per share for the same period in 2010. The net loss for 2011 includes a non-cash impairment charge of $32.6 million against goodwill in its U.S. mining segment in the fourth quarter. For the year ended December 31, 2011, the Company recorded a net loss of $70,869,000 or $0.19 per share compared to a net loss of $5,346,000 or $0.02 per share for the same period in 2010.

All amounts in this release are in U.S. dollars unless otherwise indicated.

Financial Highlights

	September 30,	September 30,	September 30,	September 30,
(in thousands)	Three Months Ended December 31, 2011	Three Months Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2010

Results of Operations:
Total revenues	$36,006	$39,232	$96,800	$128,320
Net income (loss)	(65,537)	(9,394)	(70,869)	(5,346)
Basic earnings (loss) per share	(0.17)	(0.03)	(0.19)	(0.02)
Diluted earnings (loss) per share	(0.17)	(0.03)	(0.19)	(0.02)

			As at December 31, 2011	As at December 31, 2010

Financial Position:
Working capital			$93,516	$133,837
Property, plant and equipment			367,370	342,164
Total assets			504,486	523,003
Total long-term liabilities			$38,391	$38,598

Operating Highlights

•	Denison’s 2011 production totaled 1,011,000 pounds uranium oxide (“U3O8”) and 1,290,000 pounds of vanadium blackflake (“V2O5”).

•

During the year Denison acquired White Canyon Uranium Limited (“WCU”). WCU’s key assets are located in southeastern Utah, near Denison’s White Mesa mill. Its holdings comprise 100% interests in the Daneros uranium mine which is currently in production, the advanced Lark Royal project and the Thompson, Geitus, Blue Jay and Marcy Look exploration projects.

•	The Company continued development of its Pinenut mine in Arizona. Production is expected to commence in mid-2012.

•

The Company continued drilling at its 60% owned Wheeler River exploration property in Saskatchewan. The 2011 summer drill program focused primarily on Zone A and was very successful in expanding the potential estimated resources of the Phoenix deposit with the discovery of the “Zone A Extension”.

•

In Zambia, the Company completed a successful two-phase drilling program at its 100% owned Mutanga uranium project. Based on the results of this drilling, a new inferred resource estimate for the Dibwe East deposit, compliant with National Instrument 43-101 (“NI 43-101”), was announced on February 27, 2012 totaling 28.2 million pounds U3O8.

•	In Mongolia, mining licence applications were submitted on four of the five Gurvan Saihan Joint Venture licence areas.

International Financial Reporting Standards

The 2011 consolidated financial statements and other financial information have been prepared using International Financial Reporting Standards (“IFRS”) and the Company’s 2010 comparative financial statements and other financial information have been restated following its IFRS accounting policies.

Revenue

Uranium sales revenue for the fourth quarter was $28,938,000 from the sale of 550,000 pounds U3O8 at an average price of $52.61 per pound. Uranium sales for the same period in 2010 were 449,000 pounds U3O8 at an average price of $49.97 per pound resulting in revenue of $22,760,000.

Uranium sales revenue for the year ended December 31, 2011 was $63,841,000 from the sale of 1,100,000 pounds U3O8 at an average price of $58.04 per pound. Uranium sales revenue for the same period in 2010 totaled $87,978,000 from the sale of 1,839,000 pounds U3O8 at an average price of $47.67 per pound.

During the fourth quarter the Company sold no V2O5. In the fourth quarter of 2010, the Company sold 1,032,000 pounds of V2O5 equivalent at an average price of $6.68 per pound resulting in sales revenue of $6,896,000. For the year ended December 31, 2011, the Company sold 1,802,000 pounds of V2O5 equivalent at an average price of $6.41 per pound. Total vanadium sales revenue was $11,551,000. During the year ended December 31, 2010, the Company sold 2,407,000 pounds of V2O5 equivalent at an average price of $7.04 per pound. Total vanadium sales revenue was $16,934,000.

Inventory available for sale was 196,000 pounds U3O8 at December 31, 2011. Based on spot prices at December 31, 2011, this inventory had a value of $10,136,000. The Company had no vanadium in inventory available for sale at December 31, 2011.

Revenue from the environmental services division (“DES”) for the three and twelve months ended December 31, 2011 was $3,995,000 and $16,190,000 compared to $4,221,000 and $15,492,000 in the same periods in 2010. Revenue from the Company’s management contract with Uranium Participation Corporation for the three and twelve months ended December 31, 2011 was $437,000 and $1,913,000 compared to $487,000 and $2,576,000 in the same periods in 2010.

Operating Expenses

The McClean Lake mill remained on stand-by for the entire year in 2011. Denison’s share of stand-by costs for the three months and year ended December 31, 2011 totaled $317,000 and $915,000 respectively.

In December 2011, the Cigar Lake joint venture and the McClean Lake joint venture agreed to amend the toll milling agreement. Under the new milling arrangement, the McClean Lake operation is expected to process and package 100% of the uranium produced from the Cigar Lake mine. To accommodate the production of 18.0 million pounds U3O8 annually from the Cigar Lake joint venture, the plans are to expand the mill to an annual capacity of 22 million pounds from the current constructed capacity of 12 million pounds. All costs for the expansion of the McClean Lake mill are planned to be paid for by the Cigar Lake joint venture.

Uranium and vanadium production at the White Mesa mill for the three and twelve month periods are shown below:

	September 30,	September 30,	September 30,	September 30,
(Pounds)	Three Months Ended December 31, 2011	Three Months Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2010

Uranium Production	244,000	229,000	1,011,000	1,053,000
Vanadium Production	—	391,000	1,290,000	2,347,000

As planned, conventional ore processing ceased at the end of June and resumed in November of 2011. Alternate feed processing continued throughout the year.

At December 31, 2011, a total of 91,000 tons of conventional ore was stockpiled at the mill containing approximately 616,000 pounds U3O8 and 1,385,000 pounds V2O5. The Company also has approximately 533,000 pounds U3O8 contained in the alternate feed material stockpiled at the mill at December 31, 2011.

U.S. production costs1 for the three months and twelve months ended December 31, 2011 were $50.93 and $47.60 per pound U3O8. Production costs were $39.30 and $38.46 per pound U3O8 in the three months and twelve months ended December 31, 2010. Production costs are higher than last year due to a change in mill feed sources and higher reagent costs, in particular sulphuric acid.

Other

Operating costs for the three months and year ended December 31, 2011 include recoveries of nil and $17,000 respectively relating to the change in net realizable value provisions on the Company’s uranium and vanadium inventory. For the three months and year ended December 31, 2010 operating costs include recoveries of $46,000 and $13,195,000 respectively relating to the change in net realizable value provisions of the Company’s uranium and vanadium inventory. Operating costs also include expenses relating to DES amounting to $3,682,000 for the three months and $15,342,000 for the year ended December 31, 2011 compared to $4,189,000 and $14,063,000 respectively for the same periods in 2010.

Mineral Property Exploration

Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended December 31, 2011 exploration expenditures totaled $1,270,000 and $13,828,000 for the year ended December 31, 2011 as compared to $1,569,000 and $7,619,000 for the three months and year ended December 31, 2010.

In the Athabasca Basin region of northern Saskatchewan, Denison is engaged in uranium exploration as part of the AREVA Resources Canada Inc. (“ARC”) operated McClean and Midwest joint ventures, as well as on 26 other exploration projects including the Company’s 60% owned Wheeler River project. Denison’s share of exploration spending on its Canadian properties totaled $519,000 for the three months ended December 31, 2011 and totaled $6,783,000 for the year ended December 31, 2011. For the three months ended December 31, 2010, Canadian exploration spending totaled $1,158,000 and totaled $6,039,000 for the year ended December 31, 2010.

The 2011 summer drill program focused primarily on Zone A and was very successful in expanding the potential estimated resources of the Phoenix deposit with the discovery of the “Zone A Extension”. The Wheeler River joint venture has approved a Cdn$6,800,000 budget for 2012 that will include 28,000 metres of drilling in approximately 60 holes. The program has begun with two drills currently active on site. The focus of the program will be: definition drilling in Zone A, in particular the Zone A Extension; definition drilling in Zone B; as well as, testing various regional targets identified based on historic drilling and geophysics.

Exploration expenditures of $106,000 for the three months and $678,000 for the year ended December 31, 2011 were made on the Company’s properties in the United States in the Colorado Plateau. Drilling of 68 holes totaling 15,833 metres was completed at the La Sal Complex in Utah. This drilling has increased the Company’s resources which can be developed in the near term from existing mine workings.

[1]

Production costs, which is a non-gaap measure, include the costs of mining the ore fed to the mill in the period plus the costs of milling the ore less a credit for vanadium produced in the period and excluding depreciation and amortization.

Exploration expenditures of $200,000 for the three months ended December 31, 2011 ($129,000 for the three months ended December 31, 2010) and of $3,971,000 for the year ended December 31, 2011 ($970,000 for the year ended December 31, 2010) were incurred in Mongolia on the Company’s joint venture properties. The Company has a 70% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other parties to the joint venture are currently the Mongolian government as to 15% and Geologorazvedka, a Russian entity, as to 15%. Under the Nuclear Energy Law, the Government of Mongolia’s position in the joint venture will increase from its current 15% interest to a 34% to 51% interest, depending on the amount of historic exploration that was funded by the Government of Mongolia, at no cost to the Government. This share interest will continue to be held by Mon-Atom LLC, the Mongolian State-owned uranium company. The Company and Mon-Atom are proceeding with restructuring the GSJV to meet the requirements of the Nuclear Energy Law, pending government reviews and authorizations. In November 2011, in preparation for this restructuring, the Company finalized terms for acquisition of the Russian participant’s share in the GSJV. Subject to receipt of required approvals, this 15% share interest will be acquired by the Company for nominal cash consideration and release of the Russian participant’s share of unfunded joint venture obligations.

Exploration expenditures of $445,000 and $2,396,000 for the three months and year ended December 31, 2011 were incurred on the Company’s Mutanga project in Zambia compared to $20,000 and $44,000 for the three months and year ended December 31, 2010. The Company completed Phase 2 of the 2011 drilling program. The Phase 2 drilling program was a total of approximately 9,600 metres aimed at further delineating and expanding the mineralization in Dibwe East. Denison prepared a new mineral resource estimate in first quarter 2012 for the Dibwe East deposit on the Mutanga project in accordance with the requirements of NI 43-101. The new estimate increased the inferred resources at Mutanga by 28.2 million pounds. Total mineral resources estimates for the Mutanga project are now as follows:

	September 30,	September 30,	September 30,
Category	Tonnes (millions)	eU3O8 (ppm)	Lbs. U3O8 (millions)
Measured	1.9	481	2.0
Indicated	8.4	314	5.8

Measured & Indicated	10.3	345	7.8

Inferred	68.5	279	42.1

•	The resources have been prepared in accordance with NI 43-101.

•	Based on a cut-off grade of 100 ppm eU3O8.

Impairment of Goodwill

Denison evaluates the carrying amount of goodwill annually to determine whether events or changes in circumstances indicate whether such carrying amount has become impaired. Denison’s goodwill amount arises from the acquisition of WCU in 2011 and was allocated to the United States mining segment. Denison examined the fair value of the assets and liabilities of the US mining segment at December 31, 2011. The determination of fair market value was based on discounted cash flow analysis for production assets using consensus expectations for future uranium prices and foreign exchange rates, operating and capital costs and a discount rate of 9.0%. Exploration properties were valued at estimated market value. Based on this analysis, the Company determined the fair values have decreased and, as a result, determined that an impairment charge of $32,625,000 should be made and charged to operations in the fourth quarter.

White Canyon Uranium Limited Acquisition

On June 17, 2011, Denison’s offer to acquire all of the outstanding shares of WCU closed with 96.98% of shares outstanding accepting the offer. Compulsory acquisition proceedings to acquire the remaining shares of WCU were completed in early August, 2011.

Denison’s cash offer of AU$0.24 per WCU share resulted in a total purchase price of US$61,027,000 (AU$57,163,000). Consideration for the initial 96.98% interest was paid on July 1, 2011 and payment for the remaining shares was made in early August 2011.

WCU’s key assets are located in southeastern Utah, near Denison’s White Mesa mill. Its holdings comprise 100% interests in the Daneros producing mine, the Lark Royal advanced project and the Thompson, Geitus, Blue Jay and Marcy Look exploration projects. WCU commenced production of uranium ore in December 2009 from its 100% owned Daneros uranium mine.

Liquidity & Capital Resources

Cash and cash equivalents were $53,515,000 at December 31, 2011 compared with $97,554,000 at December 31, 2010. The decrease of $44,039,000 was due primarily to cash used in operations of $19,983,000, the acquisition of WCU totaling $59,704,000, and expenditures on property, plant and equipment totaling $24,274,000, offset by common share issues totaling $62,442,000.

Net cash used in operating activities of $19,983,000 during the year ended December 31, 2011 is comprised of net loss for the period adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include a decrease in accounts payable and accrued liabilities of $5,667,000, an increase of $23,304,000 in inventories and a decrease of $6,758,000 in trade and other receivables.

Net cash used in investing activities was $85,744,000 consisting primarily of the acquisition of WCU totaling $59,704,000 (net of cash acquired), expenditures on property, plant and equipment of $24,274,000 and an increase in restricted cash of $3,349,000.

Net cash from financing activities totaled $62,261,000 consisting primarily of $62,442,000 from the issue of common shares less $181,000 net repayment of debt obligations.

In total, these sources and uses of cash resulted in a net cash outflow after the effect of foreign exchange of $44,039,000 during the period.

The Company has in place a revolving credit facility for up to $35,000,000. The facility expires on June 29, 2012. Bank indebtedness under the facility at December 31, 2011 was nil; however, $9,536,000 of the line is used as collateral for certain letters of credit.

Outlook for 2012

Production

Denison’s uranium production from its 100% owned White Mesa mill, located in Blanding Utah, is expected to increase over 40% from 2011 production, to an estimated 1.4 million pounds U3O8 from conventional ore and alternate feed sources. In 2012, approximately 900,000 pounds are expected to be produced from ore delivered from the Company’s Beaver, Pandora, Daneros and Arizona 1 mines, while the remainder will be produced from alternate feed production. Ore production from the Company’s Pinenut mine, located in north central Arizona, is expected to begin in mid- 2012. Vanadium production is projected to be approximately 600,000 pounds V2O5. The decrease in vanadium production compared to 2011 is because the mill is planned to process only non-vanadium ores from Arizona 1 and Daneros, until late 2012. There will be no production from the McClean Lake mill in the Athabasca Basin in Canada, as that mill remains on stand-by in anticipation of resuming operations in 2013 to process Cigar Lake ores.

Production costs2 are expected to average approximately $33.50 per pound of U3O8 net of vanadium credits. The anticipated decline in operating cost, as compared to 2011, is due to the different types of ore that the White Mesa mill is expected to process in 2012 combined with an expected decline in the price of key reagents. Sustaining capital expenditures at the mines and mill facilities are estimated at $15.3 million.

Sales

Uranium sales are forecasted to be approximately 1.6 million pounds of U3O8 of which 810,000 pounds is expected to be sold into long-term contracts and the remainder will be sold on the spot market. Vanadium sales are projected to be 500,000 pounds V2O5 in 2012.

Business Development

In 2012, Denison plans to continue to aggressively pursue its exploration and development projects in Canada, the U.S., Mongolia and Zambia. Total expenditures on development and exploration projects in 2012 are estimated at $25.4 million.

In Canada, Denison will manage or participate in eight exploration programs, of which Wheeler River will continue to be the primary focus. The total budget for these programs is Cdn$11.7 million of which Denison’s share is Cdn$7.8 million. At Wheeler River, a 28,000 metre winter and summer drill program and geophysical surveys are planned at a total cost of Cdn$6.8 million (Denison’s share Cdn$4.1 million). Exploration work will also be carried out on the Moore Lake, Murphy Lake, Bell Lake, Ahenakew Lake, South Dufferin, McClean Lake and Wolly projects at a budgeted cost of Cdn$4.9 million (Denison’s share Cdn$3.7 million).

In the United States, drilling is planned on the La Sal complex to attempt to expand resources at the Beaver and Pandora mines and on certain of its other properties. The total planned cost of the U.S. exploration program is $1.2 million. In 2011, the exploration program on the La Sal trend identified resources that more than replaced the production from this area last year. In addition to the drilling, the Company plans on preparing mineral resource estimates in accordance with NI 43-101 for the Redd Block area in the La Sal Complex and the Daneros operation in 2012.

[2]

Production costs, which is a non-gaap measure, include the costs of mining the ore fed to the mill in the period plus the costs of milling the ore less a credit for vanadium produced in the period and excluding depreciation and amortization.

In Canada and the U.S., a total of $5.4 million is budgeted to be spent by Denison on development stage projects in 2012. In the United States, development of the Canyon mine is anticipated to move forward late in the first quarter, with the start of shaft sinking planned to begin late 2012. Denison expects to advance permitting for the EZ1/EZ2 deposits in Arizona and the Redd Block mine located west of the Beaver mine in Utah. The cost of these programs is estimated at $4.8 million. In Canada, the McClean North underground development feasibility study is expected to be advanced to include the Sue D and Caribou deposits, along with continued evaluation and approval of the Environmental Assessment for the Midwest development project. Both of these projects are operated by AREVA Resources Canada Inc.

In Zambia, the Company plans to follow up on its successful 2011 drill program on its 100% owned Mutanga project. In April, a 15,000 metre exploration drill program will begin, which will focus on several targets that have been identified near the existing resources. The Zambian program will total an estimated $7.1 million.

In Mongolia, a $4.1 million exploration and development program is projected, contingent upon receipt of the mining licences in mid-2012. Included in this budget is a $1.6 million, 17,500 metre exploration program focused on the Ulziit and Urt Tsav 2011 discoveries. The development activities will include design of the pilot plant and infrastructure.

Qualified Person

The disclosure of scientific and technical information regarding Denison’s properties in this press release was prepared by or under the supervision of Lawson Forand, P. Geo., the Company’s Exploration Manager Saskatchewan, and Terry Wetz P.E., Director of Project Development, who are Qualified Persons in accordance with the requirements of NI 43-101.

Conference Call

Denison is hosting a conference call on Friday, March 9, 2012 starting at 9 A.M. (Toronto time) to discuss the 2011 results. The call will be available live through a webcast link on Denison’s website www.denisonmines.com and by telephone at 416-340-2216. A recorded version of the conference call will be available by calling 905-694-9451 (password: 5373424) approximately two hours after the conclusion of the call. The presentation will also be available at www.denisonmines.com.

Additional Information

Denison’s consolidated financial statements for the year ended December 31, 2011 and related management’s discussion and analysis are available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

About Denison

Denison Mines Corp. is an intermediate uranium producer with production in the U.S., combined with a diversified development portfolio of projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. Denison owns interests in world-class exploration projects in the Athabasca Basin in Saskatchewan, including its flagship project at Wheeler River, and in the southwestern United States, Mongolia and Zambia. Denison is the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.

For further information contact: Ron Hochstein President and Chief Executive Officer	(416) 979-1991 Extension 232

James R. Anderson Executive Vice President and Chief Financial Officer	(416) 979-1991 Extension 372

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; estimates regarding Denison’s uranium and vanadium production levels and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2011, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; property title risk; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This press release may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.